CONSENT OF PRICEWATERHOUSECOOPERS LLP

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2016 of B2Gold Corp. (the “Company”) of our report dated March 15, 2017 relating to the consolidated financial statements of the Company and the effectiveness of internal control over financial reporting.

We also consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-192555, 333-200228 and 333-206811) and Form F-10 (No. 333-208506) of the Company of our report dated March 15, 2017 referred to above.

/s/ PricewaterhouseCoopers LLP
Chartered Professional Accountants
Vancouver, British Columbia

March 31, 2017